FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2007

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(562) 6309000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

June 28, 2007

Mr Guillermo Larraín R.
Superintendent of Securities and Insurance
Santiago

ESSENTIAL FACT

Dear Sir,

      In accordance with the provisions of clauses 9 and 10 of the Securities Market Law and General Rule No.30 of the Superintendency, and duly authorized by the Board of the Company, I hereby inform you the following essential fact.

      Empresa Nacional de Electricidad S.A. was notified today, June 28, 2007 by the Maire Engineering - SES -Tecnimont Chile consortium of the acceptance of the order to proceed for the construction of the Bocamina II plant that was sent by the Company. This acceptance precedes the subscription of the turn key contract.

      The Bocamina II plant consists of a steam-coal power plant of 350 MW located next to the present Bocamina plant, which will be equipped with the state of the art technologies and equipment that reduces emissions (desulphurization of gas combustion, FGD, OFA combustion, etc.) and a steam turbine from General Electric. The expected generating capacity is approximately 2,000 GWh and the plant will use pulverized bituminous coal as fuel. It will be connected to the Central Interconnected System through the Coronel-Hualpén 220 kV sub-system.

      Bocamina II will start its operations by mid 2010 and represents an investment of approximately US$620 million.

      The commissioning of Bocamina II in 2010 will enable Endesa Chile to have new energy for participating in the second energy auction of the distribution companies of the Central Interconnected System, thus contributing to the stability and safety of the grid in the medium and long term.

      Yours sincerely,

Rafael Mateo Alcalá Chief Executive Officer

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.

	By:	/s/ RAFAEL MATEO A.

Rafael Mateo A.

Chief Executive Officer

Dated: June 29, 2007

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.